NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of holders ("Shareholders") of common shares (the "Cambior Shares") of Cambior Inc. ("Cambior") will be held in the Ballroom of the Marriott Château Champlain, 1050 De La Gauchetière Street West, Montreal, Québec, Canada on Tuesday, November 7, 2006, at 10:30 a.m. (Montreal time) for the following purposes:

(a)   to consider, pursuant to an order of the Superior Court of Québec dated October 2, 2006, and, if deemed advisable, to pass, with or without amendment, a special resolution (the "Arrangement Resolution") confirming By-Law 2006-A (the "Arrangement By-Law") approving an arrangement (the "Arrangement") involving the acquisition by IAMGOLD Corporation of all of the outstanding Cambior Shares, all as more particularly described in the accompanying Management Information Circular (the "Circular") of Cambior; and

(b)   to transact such further and other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The Board of Directors of Cambior has fixed October 3, 2006 as the record date for determining Shareholders who are entitled to receive notice of and to vote at the Meeting. Only Shareholders whose names have been entered in the registers of Cambior on the close of business on that date will be entitled to receive notice of and vote at the Meeting.

The Arrangement is described in the Circular, which forms part of this notice. The full text of the Arrangement Resolution and the Arrangement By-Law are set out in Appendix A and Appendix B, respectively, to the Circular.

A Shareholder may attend the Meeting in person or may be represented by proxy. If you are a registered shareholder, you are requested, whether or not you intend to attend the Meeting, to complete, sign, date and return the enclosed form of proxy either in the enclosed envelope addressed to CIBC Mellon Trust Company at 320 Bay Street, Banking Hall, Toronto, Ontario, M5H 4A6, Attention: Proxy Unit, or otherwise to CIBC Mellon Trust Company at 2001 University Street, 16th Floor, Montreal, Québec, H3A 2A6, Attention: Proxy Unit, or by fax to 416-368-2502, Attention: Proxy Unit.

Proxies must be received by no later than 5:00 p.m. (Montreal time) on November 3, 2006 or, in the event that the Meeting is adjourned or postponed, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened. If you are a nonregistered shareholder, please refer to the section in the accompanying Circular entitled "Information Concerning the Meeting - Non-Registered Holders" for information on how to vote your Cambior Shares.

Cambior Shares represented by properly executed forms of proxy in favour of the persons designated in the enclosed form of proxy will be voted in accordance with instructions therein on any ballot that may be held. Cambior Shares will be voted FOR the approval of the Arrangement Resolution if no specification has been made in the form of proxy.

DATED at the City of Montreal, in the Province of Québec, this 3rd day of October 2006.

By Order of the Board of Directors,

Lucie Desjardins
Corporate Secretary